Exhibit 99.121

Bitfarms Announces the Appointment of Officer and Grant of Options

TORONTO and BROSSARD, Québec, April 01, 2021 (GLOBE NEWSWIRE) -- Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF // OTC:BFARF), one of the largest, oldest and most cost-effective public Bitcoin mining operations in the world, today announces the appointment of Mr. Darcy Donelle as Vice President of Corporate Development, effective immediately. The Company has granted Mr. Donelle 50,000 incentive stock options, pursuant to the Company’s Stock Option Plan (the “Options”). The Options are exercisable into one common share of the Company at a price of $6.39, for a period of five years from the date of grant and are subject to vesting conditions.

Mr. Donelle is a CFA® charterholder and a Chartered Professional Accountant (CA). He has vast capital markets experience, having spent the past ten years with an international investment company listed on the Toronto Stock Exchange. During his tenure with that company, he spent time on the sell-side as a research associate, covering junior mining equities. Later, he transitioned to a principal analyst role where he oversaw the finance and operations function for the company's managed investment funds and actively assisted front-line executives with support for acquisition, divestiture, fund-raising, structuring, and financing activities. He brings in-depth experience in financial statement analysis and investment valuation, and has built a reputation as a trusted technical advisor to management and shareholders. Prior to 2010, Mr. Donelle worked for PricewaterhouseCoopers and Grant Thornton where he was involved with audit engagements and advisory assignments related to private equity, fair value, and corporate taxation. He is a graduate of the University of New Brunswick, earning a BA degree in Economics and Political Science and was a recipient of UNB’s Dean Scholar Award.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is one of the largest, oldest, and most cost-effective public bitcoin mining operations in the world. Bitfarms runs vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company- owner electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. As mentioned above, we recently filed our first Annual Information Report. On February 24, 2021 Bitfarms was honoured to be announced as a Rising Star by the TSX-V.

Bitfarms has a diversified production platform with five industrial scale facilities located in Quebec. Each facility is 100% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four audit firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

CORE IR

+1 516 222 2560

Investors@bitfarms.com

For Media Inquiries:

CORE IR

Jules Abraham, Director of Public Relations

julesa@coreir.com

YAP Global

Ellis Ballard, Account Manager

ellis@yapglobal.com

Ryan Affaires publiques

Mark Duschene, Directeur / Director

marc@ryanap.com